UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42114

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Big Tree Cloud Holdings Limited

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Building B4, Qianhai Shengang Fund Town
Nanshan District, Shenzhen, China 518052
+86 0755 2759-5623
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

As previously disclosed in the Form 6-K filed with the Securities And Exchange Commission on January 12, 2026, Big Tree Cloud Holdings Limited (the “Company”) held its extraordinary general meeting (the “Meeting”) on January 30, 2026. At the Meeting, among other resolutions approved, the shareholders of the Company adopted the following resolutions:

(i)     the adoption of the second amended and restated memorandum and articles of association (the “ARM&A”), in its entirety and in substitution for and to the exclusion of the currently effective amended and restated memorandum and articles of association;

(ii)    the ordinary shares be consolidated by consolidating each 20 ordinary shares of the Company, with such consolidated ordinary shares having the same rights and being subject to the same restrictions (save as to par value) as the existing ordinary shares, with immediate effect (the “Share Consolidation”).

Following the Share Consolidation, the authorised share capital of the Company is US$50,000 divided into 25,000,000 ordinary shares of a nominal or par value of US$0.002 each. No fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the total number of shares to be received by such shareholder be rounded up to the next whole share.

(iii)   the change of the authorized share capital of the Company with immediate effect from US$50,000 divided into 25,000,000 ordinary shares of a nominal or par value of US$0.002 each, to US$50,000 divided into 25,000,000 comprising 20,000,000 class A ordinary shares of par value of US$0.002 each and 5,000,000 class B ordinary shares of par value of US$0.002 each; and

(iv)   re-designation and re-classification of the ordinary shares of the Company that:

a.      the 3,500,000 issued ordinary shares of par value of US$0.002 each in the capital of the Company registered in the name of PLOUTOS GROUP LIMITED be redesignated as 3,500,000 issued class B ordinary shares of US$0.002 each (the Class B Ordinary Shares), having the rights and subject to the restrictions set out in the ARM&A;

b.      the remaining 1,251,873 issued ordinary shares of par value of US$0.002 each in the capital of the Company registered in the names of various shareholders be redesignated as 1,251,873 issued class A ordinary shares of US$0.002 each (the Class A Ordinary Shares), having the rights and subject to the restrictions set out in the ARM&A;

c.      the 18,748,127 authorised but unissued ordinary shares of par value of US$0.002 each in the capital of the Company be redesignated as 18,748,127 authorised but unissued Class A Ordinary Shares, having the rights and subject to the restrictions set out in the ARM&A; and

d.      the 1,500,000 authorised but unissued ordinary shares of par value of US$0.002 each in the capital of the Company be redesignated as 1,500,000 authorised but unissued Class B Ordinary Shares, having the rights and subject to the restrictions set out in the ARM&A.

A copy of the ARM&A is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association of Big Tree Cloud Holdings Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2026
Big Tree Cloud Holdings Limited
	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Co-Chief Executive Officer